SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2010

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 15, 2010, entitled "ERGO TRANSACTION RECEIVES COMPETITION COMMISSION APPROVAL".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 15, 2010

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")

ERGO TRANSACTION RECEIVES COMPETITION COMMISSION APPROVAL

DRDGOLD CEO Niël Pretorius commented: **"Full ownership of Ergo is a major step in our strategic shift towards lower-risk, lower-cost, higher-margin gold production from surface sources, providing a key, logistical platform for substantial future growth through exploitation of synergies with our Crown surface operation. We will also continue to explore prospects for uranium and sulphur production through Ergo's Brakpan plant."**

DRDGOLD shareholders are referred to the announcement released by the Company on 21 January 2010 wherein details of the acquisition of the 50% equity interest of Mintails Limited ("Mintails") in Ergo Mining (Pty) Limited ("Ergo") ("the Transaction") by DRDGOLD were provided. The Company is pleased to inform shareholders that South African Competition Commission approval has been obtained for the Transaction.

Ergo was a 50:50 joint venture entered into between DRDGOLD and Mintails in November 2007 to explore, evaluate and process up to 1.7 billion tons of surface gold, uranium and sulphur-bearing tailings from the East and Central Rand goldfields of South Africa.

DRDGOLD agreed to acquire, subject to certain suspensive conditions which included Competition Commission approval, Mintails' 50% share in Ergo for a total purchase consideration of R82 088 321. The purchase consideration is to be settled through a cash payment of R62 088 321 and the balance in shares in the Witfontein tailings deposition site on the Far West Rand valued at R20 000 000.

All the suspensive conditions relating to the Transaction have now been fulfilled.

15 April 2010
Blackheath

Attorneys
Levy, Feinsteins and Associates Inc

Sponsor
One Capital